Exhibit 99.2

BriaCell Announces Closing of US$25 Million Public Offering

BERKELEY, Calif. and VANCOUVER, British Columbia, February 26, 2021— BriaCell Therapeutics Corp. (TSX-V:BCT) (NASDAQ: BCTX, BCTXW) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today closed its previously announced underwritten public offering in the United States. The Company offered 4,852,353 common units at a public offering price of US$4.25 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (“Warrant”), and 1,030,000 pre-funded units at a public offering price of US$4.24 per unit, consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share. The Warrants have a per share exercise price of US$5.3125, can be exercised immediately, and expire five years from the date of issuance.

The aggregate gross proceeds to the Company from the offering were approximately US$25 million, before deducting underwriting discounts, commissions and other offering expenses. The Company has granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any. In connection with the closing of this offering, the underwriter has exercised its over-allotment option to purchase an additional 882,352 warrants. The underwriter has retained the right to exercise the balance of its over-allotment option within the 45-day period.

The common shares and warrants began trading on the Nasdaq Capital Market under the symbols BCTX and BCTXW respectively, on February 24, 2021.

The Company intends to use the net proceeds to fund clinical trials, research and development, and for general working capital and general corporate purposes.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-234292) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on February 23, 2021. This offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

BriaCell Therapeutics Corp.:

William V. Williams, MD

President & CEO

Phone: 1-888-485-6340

BriaCell Therapeutics Corp.:

Farrah Dean

Manager, Corporate Development

Email: farrah@BriaCell.com

Phone: 1-888-485-6340